UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-41573

CARAVELLE INTERNATIONAL GROUP

(Registrant’s name)

60 Paya Lebar Road
#06-17 Paya Lebar Square
Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Receipt of Nasdaq Delinquency Plan of Compliance Extension Letter

On May 16, 2023, Caravelle International Group (the “Company”) filed a report on Form 6-K disclosing that on May 10, 2023, The Nasdaq Stock Market LLC (“Nasdaq”) notified it that it did not comply with Nasdaq’s filing requirements set forth in Listing Rule 5250(c)(1) (the “Rule”) because it had not filed its Form 20-F for the period ended October 31, 2022. Pursuant to the Nasdaq Listing Rules, the Company had 60 calendar days from the date of the Notice to submit a plan of compliance to Nasdaq. The Company timely submitted a plan of compliance to Nasdaq and on July 17, 2023, the Company received an Extension Letter (the “Letter”) from the Nasdaq Listing Qualifications Department notifying it that Nasdaq granted the Company an exception to enable it to regain compliance with the Rule (the “Exception”). Pursuant to the Exception, the Company must file its Form 20-F for the period ended October 31, 2022 on or before August 28, 2023. In the event the Company does not satisfy these terms, Nasdaq will provide written notification that the securities of the Company will be delisted. At that time, the Company may appeal Nasdaq’s determination to a Hearings Panel.

On July 21, 2023, the Company issued a press release announcing its receipt of the Letter. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description
99.1	Press release, dated July 21, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant) CARAVELLE INTERNATIONAL GROUP

Date:	July 21, 2023

By:	/s/ Guohua Zhang
Name:	Guohua Zhang
Title:	Chief Executive Officer

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